99-3

VOLUME I

ECONOMIC EVALUATION OF CERTAIN

PETROLEUM AND NATURAL GAS RESERVES

Owned by

ASPEN ENDEAVOUR RESOURCES INC.

Prepared for:

ASPEN ENDEAVOUR RESOURCES INC.

Effective January 1, 2003

Prepared By:

RELIANCE ENGINEERING GROUP LTD.

Petroleum Consultants

April 8, 2003

Aspen Endeavour Resources Inc.

File No. 1377

Suite 200, 630 - 4 Avenue S.W.

Calgary, Alberta  T2P 0J9

ATTENTION:  Mr. Dennis P. Besler, VP Operations

Gentlemen:

In accordance with your authorization, Reliance Engineering Group Ltd. has prepared an economic evaluation of certain petroleum and natural gas reserves owned by Aspen Endeavour Resources Inc. (referred to as the "Company" herein).  The effective date of this report is January 1, 2003.  Reserves and associated economics using forecast prices and Company provided operating costs are summarized as follows:

                                                                                                           TABLE A (FORECAST VALUES)

                                                                                                                  RESERVES SUMMARY

                                                                   COMPANY INTEREST

     Remaining Reserves Gross 100% Lease

                         Company Gross

                              Company Net

                   Oil

Gas(1)

 NGL

                  Oil

Gas(1)

 NGL

                  Oil

Gas(1)

 NGL

Light & Medium

Heavy

Light & Medium

Heavy

Light & Medium

Heavy

       MSTB

MSTB

MMCF

MSTB

       MSTB

MSTB

MMCF

MSTB

      MSTB

MSTB

MMCF

MSTB

Proven Producing

122.7

356.6

12366

32.5

22.6

93.1

3760

11.5

19.8

83.2

2770

8.1

Proven Developed

--

--

960

7.0

--

--

313

2.3

--

--

255

1.6

(Non-Producing)

____

_____

____

_____

____

____

____

____

____

____

____

____

Total Proven

122.7

356.6

13326

39.5

22.6

93.1

4073

13.8

19.8

83.2

3025

9.7

(Unrisked) Probable

32.1

--

1668

10.9

16.1

--

391

4.0

15.4

--

326

2.8

Additional

Risked Probable

16.1

--

834

5.5

8.1

--

196

2.0

7.7

--

163

1.4

Additional

____

_____

____

_____

____

____

____

____

____

____

____

____

Total Proven Plus

138.8

356.6

14160

45.0

30.7

93.1

4269

15.8

27.5

83.2

3188

11.1

Risked Probable

Additional

Note:

1.

Includes Non-Associated and Associated Sales Gas

Aspen Endeavour Resources Inc.

April 8, 2003

                         TABLE B (INCLUDING ARTC)

         TOTAL COMPANY INTERESTS (FORECAST VALUES)

CUMULATIVE FUTURE CASHFLOW IN THOUS. OF $ (CDN)

                       DISCOUNTED

Undisc.

10%

12%

15%         20%

Proven Producing

9,480

6,820

6,489

6,063

5,491

Proven Developed

     778

460

422

      373              310

(Non-Producing)

______

______

______

_____

_____

Total Proven

10,258

7,280

6,911

6,436

5,801

(Unrisked)Probable

1,236

859

809

744

656

Additional

Risked Probable Additional

618

430

405

372

328

_____

_____

____

____

____

Total Proven Plus

Risked Probable Additional

10,876

7,710

7,316

6,808

6,129

TABLE C - COMPANY INTERESTS ARTC (FORECAST VALUES)

            CUMULATIVE CASHFLOW IN THOUSANDS OF DOLLARS

                       DISCOUNTED

Undisc.

10%

12%

15%

20%

Proven Producing

348

278

268

254

234

Proven Developed

67

44

41

37

32

(non-producing)

____

___

___

___

___

Total Proven

415

322

309

291

266

(Unrisked) Probable

63

48

46

43

39

 Additional

Risked Probable Additional

32

24

23

22

20

_____

___

___

___

___

Total Proven Plus

Risked Probable ARTC

447

346

332

313

286

(Included above)

Note:

1.

All values presented in this report are before income tax.

2.

The estimated future cashflow does not necessarily represent the fair market value.

Aspen Endeavour Resources Inc.

April 8, 2003

Company gross reserves as used herein means those reserves accruing to the Company after deduction of all outside working interests but before deduction of overriding and lessor royalties and before Crown royalties.

Net reserves as used herein means those reserves accruing to the Company after deduction of all outside working interests, overriding and lessor royalties and Crown royalties. The cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments but before well abandonment and lease clean-up costs and income tax.  Crown royalties in the Provinces of Alberta and Saskatchewan as applicable to petroleum and natural gas, as revised from time to time, have also been utilized.  It should be noted that only those properties assigned reserves have been evaluated in this report.  Properties not assigned reserves and which may incur future liabilities to the Company have not been taken into account.

The Alberta Royalty Tax Credit (ARTC) was calculated based on the applicable regulations in effect at January 1, 2003 and assumed to continue from January 1, 2006 at a rate of 25 percent per year to a maximum of $500,000 per year for the life of the remaining reserves.

The properties were evaluated by Reliance Engineering Group Ltd. in accordance with the following National Policy 2-B definitions.

Proven Reserves

Those reserves estimated as recoverable under current technology and anticipated economic conditions, (existing economic conditions for constant dollar case) from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data.

Reserves recoverable by secondary techniques such as waterflood are only classified as proven when successful testing by a pilot project, or the operation of an installed program in the reservoir has confirmed through production response that increased recovery will be achieved.

Aspen Endeavour Resources Inc.

April 8, 2003

Proven Producing Reserves

Those proven reserves that are actually on production, or, if not producing could be recovered from existing wells or facilities and where the reasons for the current non producing status is the choice of the owner rather than the lack of markets, or some other reasons.  An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

Proven Developed Nonproducing Reserves

Those proven reserves that are not currently producing either due to the lack of facilities and/or markets.  These include reserves assigned to those zones that were successfully tested during drilling, but which have not been completed so as to allow production from lower zones.

Proven Undeveloped

Those proven reserves which are not recoverable from existing wells or facilities or from those zones in existing wells which have been cased off but which can be recovered through the drilling of additional wells, or where a relatively major expenditure is required for completion.

Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proven reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Probable Additional

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery.  Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

The probable additional reserves and associated economics have been risked by a factor of 50.0 percent in this report.

Aspen Endeavour Resources Inc.

April 8, 2003

A summary of the Company's gross working interest share of remaining reserves and present worth values discounted at 10 percent and 15 percent are presented on a property, area and Province basis in Table 1.

Operating and capital costs utilized herein were escalated at a rate of 1.5 percent per annum.  The product prices used in the report are summarized on Table 2.  The price forecast represents our best estimate of future product prices.  Political and economic uncertainties domestically and internationally may result in prices different from those used in this report.   Table 3 represents the Company wellhead price schedule, which reflects the average wellhead price after all applied adjustments.

Estimates of reserves and production forecasts were prepared on the basis of generally accepted engineering methods.  Although these estimates are considered reasonable, future performance may vary from the forecasts presented herein and may justify either an increase or decrease in the reserves.

All information furnished by the Company, including the extent and character of ownership of the properties, was accepted as represented.  Reliance Engineering Group Ltd. has not verified ownership of the properties studied herein by virtue of a title search.  All basic reserve data, economic parameters, including price and cash flow projections have been based upon the personal interpretation of Reliance Engineering Group Ltd. staff members and represent their opinion.  Data used in this report were obtained from the Company, from records on file with the Alberta Energy and Utilities Board, Saskatchewan Energy and Mines and from the non confidential files of Reliance Engineering Group Ltd.

At such time as you may wish to discuss the report in detail, we would be pleased to do so.

Yours truly,

RELIANCE ENGINEERING GROUP LTD.

Per:  A. J. Shah, P. Eng.

AJS/ljs

COMPANY CERTIFICATE OF QUALIFICATION

This is to certify that:

1.

Reliance Engineering Group Ltd., with offices at Suite 1304, 505 - 3 Street S.W., Calgary, Alberta, Canada T2P 3E6, prepared an economic evaluation report of certain petroleum and natural gas reserves dated April 8, 2003 (effective date January 1, 2003) for Aspen Endeavour Resources Inc.

2.

Reliance Engineering Group Ltd. is a company of consulting petroleum engineers engaged in the appraisal and supervision of petroleum and natural gas properties.

3.

A field inspection of the Company's equipment and wells was not conducted as it was not considered to have a significant impact on the overall appraisal.  Basic data utilized in the report was derived from Company files, Reliance Engineering files, applicable Regulatory Authority data systems and contract data base systems and was personally inspected by the authors of this report.  Reserves and economic projections are based upon the author's interpretation of the data and represent their opinion.

4.

Reliance Engineering Group Ltd. does not have an interest directly or indirectly, nor do they expect to receive an interest directly or indirectly, in any of the properties or securities owned or issued by Aspen Endeavour Resources Inc. their personnel, associates and/or any affiliates thereof.

5.

The properties studied in this report are located in Alberta and Saskatchewan, Canada and Texas U.S.A.

RELIANCE ENGINEERING GROUP LTD.

A. J. SHAH, P. Eng.

CERTIFICATE OF QUALIFICATION

This is to certify that:

1.

I, Anant J. Shah, was author of an economic evaluation report of certain petroleum and natural gas reserves dated April 8, 2003 (effective date January 1, 2003) for Aspen Endeavour Resources Inc.

2.

I am employed by Reliance Engineering Group Ltd. and am located at Reliance's offices at Suite 1304, 505 - 3 Street, S.W. Calgary, Alberta, Canada  T2P 3E6.

3.

I am a Petroleum Engineer and have in excess of twenty eight (28) years experience in economic evaluation for the Petroleum Industry. I am a 1973 graduate in Chemical Engineering and a 1974 graduate in Petroleum Engineering from the University of Wyoming; Laramie, Wyoming, U.S.A.  I am a registered member of the Association of Professional Engineers in the Province of Alberta and a member of the Society of Petroleum Engineers of CIM. Basic data utilized in the appraisal was personally inspected by the author. Reserve and economic projections are based upon the author and Reliance's interpretation and represents those opinions.

4.

I do not have an interest, directly or indirectly, nor do I expect to receive an interest, directly or indirectly, in any way of the properties or securities owned or issued by Aspen Endeavour Resources Inc. their personnel, associates and/or any affiliates thereof.

RELIANCE ENGINEERING GROUP LTD.

A. J. SHAH, P.Eng.

TABLES

ESCALATED VALUE

Summary of Company Interests and Remaining Reserves

1

Product Price Schedule

2

Corporate Wellhead Price Schedule

3

Company - Remaining Reserves and Present Worth Values by Area

4

Summary of Operating Costs

5

Summary of Capital Costs

6

Company Sales Gas Production Forecast by Area

7

Company Oil & NGL Production Forecast by Area

8

Total Company - Proven Producing Reserves

9

Total Company - Proven Developed (Non-Producing) Reserves

10

Total Company - Proven Reserves

11

Total Company - (Unrisked) Probable Additional Reserves

12

Total Company - Proven Plus (Unrisked) Probable Additional Reserves

13

INDEX

FORECAST PRICES AND OPERATING COSTS

I

CONSTANT DOLLAR VALUES

II

INDEX

ALBERTA

BEAVERHILL LAKE

I

BROOKS

II

ENTICE

III

HERCULES

IV

NAMAKA

V

STURGEON LAKE NORTH

VI

STURGEON LAKE SOUTH

VII

TABER

VIII

SASKATCHEWAN

BUTTE

IX

GAINSBOROUGH

X

UNION JACK (WEYBURN)

XI

USA

PANDURA, TEXAS

XII

CONSTANT DOLLAR VALUES

ECONOMIC EVALUATION OF CERTAIN

PETROLEUM AND NATURAL GAS RESERVES

Owned by

ASPEN ENDEAVOUR RESOURCES INC.

Prepared for:

ASPEN ENDEAVOUR RESOURCES INC.

Effective January 1, 2003

Prepared By:

RELIANCE ENGINEERING GROUP LTD.

Petroleum Consultants

April 8, 2003

Aspen Endeavour Resources Inc.

File No. 1377C

Suite 200, 630 - 4 Avenue S.W.

Calgary, Alberta  T2P 0J9

ATTENTION:  Mr. Dennis P. Besler, VP Operations

Gentlemen:

In accordance with your authorization, Reliance Engineering Group Ltd. has prepared an economic evaluation of certain petroleum and natural gas reserves owned by Aspen Endeavour Resources Inc. (referred to as the "Company" herein).  The effective date of this report is January 1, 2003.  Reserves and associated economics holding prices and operating costs constant are summarized as follows:

                                                                                                           TABLE A (CONSTANT VALUES)

                                                                                                                  RESERVES SUMMARY

                                                                   COMPANY INTEREST

     Remaining Reserves Gross 100% Lease

                         Company Gross

                              Company Net

                   Oil

Gas(1)

 NGL

                  Oil

Gas(1)

 NGL

                  Oil

Gas(1)

 NGL

Light & Medium

Heavy

Light & Medium

Heavy

Light & Medium

Heavy

       MSTB

MSTB

MMCF

MSTB

       MSTB

MSTB

MMCF

MSTB

      MSTB

MSTB

MMCF

MSTB

Proven Producing

134.6

406.0

12608

32.5

24.6

107.9

3881

11.5

21.7

96.0

2846

8.1

Proven Developed

--

--

978

7.0

--

--

319

2.3

--

--

258

1.6

(Non-Producing)

____

_____

____

_____

____

____

____

____

____

____

____

____

Total Proven

134.6

406.0

13586

39.5

24.6

107.9

4200

13.8

21.7

96.0

3104

9.7

(Unrisked) Probable

33.3

--

1683

7.7

16.8

--

396

2.7

16.1

--

330

1.9

Additional

Risked Probable

16.7

--

842

3.9

8.4

--

198

1.4

8.1

--

165

1.0

Additional

____

_____

____

_____

____

____

____

____

____

____

____

____

Total Proven Plus

151.3

406.0

14428

43.4

33.0

107.9

4398

15.2

29.8

96.0

3269

10.7

Risked Probable

Additional

Note:

1.

Includes Non-Associated and Associated Sales Gas

Aspen Endeavour Resources Inc.

April 8, 2003

                         TABLE B (INCLUDING ARTC)

TOTAL COMPANY INTERESTS (CONSTANT DOLLAR VALUES)

CUMULATIVE FUTURE CASHFLOW IN THOUS. OF $ (CDN)

                       DISCOUNTED

Undisc.

10%

12%

15%          20%

Proven Producing

13,775

9,599

9,086

8,427

7,548

Proven Developed

1,211

707

647

572

475

(Non-Producing

______

______

______

______

_____

Total Proven

14,986

10,306

9,733

8,999

8,023

(Unrisked)Probable

1,639

1,125

1,057

968

847

Additional

Risked Probable Additional

820

563

529

484

424

______

______

______

______

______

Total Proven Plus

Risked Probable Additional

15,806

10,869

10,262

9,483

8,447

TABLE C - COMPANY INTERESTS ARTC (CONSTANT DOLLAR VALUES)

CUMULATIVE CASHFLOW IN THOUSANDS OF DOLLARS

                       DISCOUNTED

Undisc.

10%

12%

15%           20%

Proven Producing

433

341

328

310

284

Proven Developed

94

61

56

51

44

(non-producing)

___

___

___

___

___

Total Proven

527

402

384

361

328

(Unrisked) Probable

74

56

53

49

44

 Additional

Risked Probable Additional

37

28

27

25

22

__

__

__

__

__

Total Proven Plus

Risked Probable ARTC

564

430

411

386

350

(Included above)

Note:

1.

All values presented in this report are before income tax.

2.

The estimated future cashflow does not necessarily represent the fair market value.

Aspen Endeavour Resources Inc.

April 8, 2003

Company gross reserves as used herein means those reserves accruing to the Company after deduction of all outside working interests but before deduction of overriding and lessor royalties and before Crown royalties.

Net reserves as used herein means those reserves accruing to the Company after deduction of all outside working interests, overriding and lessor royalties and Crown royalties. The cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments but before well abandonment and lease clean-up costs and income tax.  Crown royalties in the Provinces of Alberta and Saskatchewan as applicable to petroleum and natural gas, as revised from time to time, have also been utilized.  It should be noted that only those properties assigned reserves have been evaluated in this report.  Properties not assigned reserves and which may incur future liabilities to the Company have not been taken into account.

The Alberta Royalty Tax Credit (ARTC) was calculated based on the applicable regulations in effect at January 1, 2003 and assumed to continue from January 1, 2005 at a rate of 25 percent per year to a maximum of $500,000 per year for the life of the remaining reserves.

The properties were evaluated by Reliance Engineering Group Ltd. in accordance with the following National Policy 2-B definitions.

Proven Reserves

Those reserves estimated as recoverable under current technology and anticipated economic conditions, (existing economic conditions for constant dollar case) from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data.

Reserves recoverable by secondary techniques such as waterflood are only classified as proven when successful testing by a pilot project, or the operation of an installed program in the reservoir has confirmed through production response that increased recovery will be achieved.

Aspen Endeavour Resources Inc.

April 8, 2003

Proven Producing Reserves

Those proven reserves that are actually on production, or, if not producing could be recovered from existing wells or facilities and where the reasons for the current non producing status is the choice of the owner rather than the lack of markets, or some other reasons.  An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

Proven Developed Nonproducing Reserves

Those proven reserves that are not currently producing either due to the lack of facilities and/or markets.  These include reserves assigned to those zones that were successfully tested during drilling, but which have not been completed so as to allow production from lower zones.

Proven Undeveloped

Those proven reserves which are not recoverable from existing wells or facilities or from those zones in existing wells which have been cased off but which can be recovered through the drilling of additional wells, or where a relatively major expenditure is required for completion.

Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proven reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Probable Additional

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery.  Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

The probable additional reserves and associated economics have been risked by a factor of 50.0 percent in this report.

Aspen Endeavour Resources Inc.

April 8, 2003

A summary of the Company's gross working interest share of remaining reserves and present worth values discounted at 10 percent and 15 percent are presented on a property, area and Province basis in Table 1.

The product prices used in the report are summarized on Table 2.

Estimates of reserves and production forecasts were prepared on the basis of generally accepted engineering methods.  Although these estimates are considered reasonable, future performance may vary from the forecasts presented herein and may justify either an increase or decrease in the reserves.

All information furnished by the Company, including the extent and character of ownership of the properties, was accepted as represented.  Reliance Engineering Group Ltd. has not verified ownership of the properties studied herein by virtue of a title search.  All basic reserve data, economic parameters, including price and cash flow projections have been based upon the personal interpretation of Reliance Engineering Group Ltd. staff members and represent their opinion.  Data used in this report were obtained from the Company, from records on file with the AEUB and from the non confidential files of Reliance Engineering Group Ltd.

At such time as you may wish to discuss the report in detail, we would be pleased to do so.

Yours truly,

RELIANCE ENGINEERING GROUP LTD.

Per:  A. J. Shah, P. Eng.

AJS/ljs

TABLES

CONSTANT DOLLAR VALUE

Summary of Company Interests and Remaining Reserves

1

Product Price Schedule

2

Summary of Operating Costs

3

Summary of Capital Costs

4

Company Sales Gas Production Forecast by Area

5

Company Oil & NGL Production Forecast by Area

6

Total Company - Proven Producing Reserves

7

Total Company - Proven Developed (Non-Producing) Reserves

8

Total Company - Proven Reserves

9

Total Company - (Unrisked) Probable Additional Reserves

10

Total Company - Proven Plus (Unrisked) Probable Additional Reserves

11